FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of April, 2008

Mitsui Sumitomo Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

Table of Contents

1.  [Translation in English]

     News Release

     Establishment of Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Group Holdings, Inc.

Date: April 2, 2008	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager Shareholder Relations & Legal Dept.

1.[Translation in English]
April 1, 2008
Establishment of
Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha
Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha (the “Company”) has been established as the parent company of its wholly owned subsidiary Mitsui Sumitomo Insurance Company, Limited, through a share transfer on April 1, 2008, and has listed its common stock on the Tokyo Stock Exchange, the Osaka Securities Exchange, and the Nagoya Stock Exchange. The outline of the Company is as follows:

1.	Trade Name:	Mitsui Sumitomo Kaijo Group Holdings Kabushiki Kaisha

2.	Nature of Business:	The purpose is to engage in the following businesses as an insurance holding company:

(1)	management and administration of non-life insurance companies, life insurance companies and companies that it may own as its subsidiaries under the Insurance Business Law; and

(2)	any other businesses incidental to the business set out in the preceding item.

3.	Address:	27-2, Shinkawa 2-chome, Chuo-ku, Tokyo

4.	Representative:	Toshiaki Egashira

5.	Name of Directors and Corporate Auditors:	Yoshiaki Shin, Chairman and Director
Toshiaki Egashira, President and Director
Toshihiro Nakagawa, Senior Managing Director
Isamu Endo, Senior Managing Director
Hiromi Asano, Director
Katsuaki Ikeda, Director
Hitoshi Ichihara, Director
Yasuyoshi Karasawa, Director
Susumu Fujimoto, Director
Eiko Kono, Director (Outside Director)
Kenji Koroyasu, Director (Outside Director)
Iwao Taka, Director (Outside Director)
Toshihiko Seki, Director (Outside Director)
Takashi Yamashita, Standing Corporate Auditor
Yoshio Iijima, Standing Corporate Auditor
Sosuke Yasuda, Corporate Auditor (Outside Corporate Auditor)
Daiken Tsunoda, Corporate Auditor (Outside Corporate Auditor)

6.	Stated Capital:	JPY 100,000 million

7.	End of Business Year:	March 31
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